VANDERKAM & ASSOCIATES
                                Attorneys at Law
                             1301 Travis, Ste. 1200
                                Houston, TX 77002
                            Telephone (713) 547-8900
                            Facsimile (713) 547-8910


                               September 20, 2006

Barbara C. Jacobs
Assistant Director
U.S. Securities & Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 4561

Dear Madam:

This letter is in response to your letters dated August 31, 2006 and September 12, 2006 to Mr. John Saunders, Chief Executive Officer, of Integrated Management, Inc. Response No. 1 below relates to your letter of August 31. Responses 2 - 6 relate to your letter dated September 12, 2006 and follow sequently your comments in that letter.

1. Footnote 14 has been revised to show the adjustments to the previous filed amounts. We have added two columns to the table; one to show the amounts as filed on April 2, 2006 and the second showing the adjustments. (See page
     55)

2. We have modified the risk factor on page 7 to indicate our current cash resources, the amount of additional cash we will need for the next twelve months, and our proposed sources. We have used conforming language in the liquidity and capital resource section of the MD&A for the six months ended June 30. (See the bottom of page 11 and top of page 12).

3. We have included in the Other Compensation column amounts paid to Mr. John Saunders for his car allowance and for reimbursement of certain medical expenses. Such are cash payments. They are included in the Other Compensation column because the total amount paid exceeds more than 10% of the salary and bonus paid to Mr. Saunders, as there is no other appropriate category, we have included it in Other Compensation.

4. Under Competition we have expanded our initial paragraph to explain why we consider our paper based system to be an advantage over the computer based system of our competitors. We have also clarified what we believe is entailed in off-site service. We have also explained how the 792,050 independent suppliers relate to feedlots and packers. (See Competition - page 20).

5. The amounts paid to Messrs. Belk and Roth are disclosed separately. (See page 25 Director Compensation).

6.   Our filing has been updated so that our  references are now as of September
     15. We have also updated the financials to include the six months ended June 30 and the MD&A for the six month period.

Please contact the undersigned directly should you have any questions or need any further information.


                                                     Sincerely,
                                                     VANDERKAM & ASSOCIATES

                                                     /s/ Hank Vanderkam
                                                     --------------------
                                                     Hank Vanderkam

HV/avw